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20014227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2019** (MM/DD/YY) AND ENDING **6/30/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WG Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1764 Litchfield Turnpike, Suite 250
(No. and Street)

Woodbridge	**CT**	**06525**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Reinharz **203-389-8400**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Larry D. Liberfarb, P.C.
(Name - if individual, state last, first, middle name)

11 Vanderbilt Avenue, Suite 220	**Norwood**	**MA**	**02062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lawrence Reinharz, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of WG Securities, LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section

SEP 01 2020

Washington DC
413

Signature

Managing Member

Title

PETER J. CHO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6308766
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES JULY 28, 2022

Notary Public

8/28/2020

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. SECURITIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2020

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of W.G. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Securities, LLC as of June 30, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Securities, LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Securities, LLC's management. Our responsibility is to express an opinion on W.G. Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of W.G. Securities, LLC's financial statements. The supplemental information is the responsibility of W.G. Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as W.G. Securities, LLC's auditor since 2007.

Norwood, Massachusetts

August 27, 2020

W.G. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash	$ 511,841
Accounts receivable	20,000
	$ 531,841

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Unearned revenue	$ 20,500
Accounts payable and accrued expenses	7,705
Due to related party	121,150
Total Liabilities	149,355
Member's Equity:	
Member's capital	382,486
	$ 531,841

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2020

Revenues:	
Advisory fees	$ 2,588,240
Expenses:	
Commissions	275,030
Related party services	189,114
Compliance expenses	33,533
Administrative overhead	10,967
	508,644
Net income	$ 2,079,596

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2020

Balance at July 1, 2019	$	22,890
Net income		2,079,596
Member distributions		(1,720,000)
Balance at June 30, 2020	$	382,486

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:	
Net income	$ 2,079,596
Adjustments to reconcile net income to net cash flow from operating activities:	-
(Increase) Decrease in operating assets:	
Accounts receivable	(20,000)
Other assets	750
Increase (Decrease) in operating liabilities:	
Unearned revenue	(68,250)
Due to related party	121,150
Accounts payable and accrued expenses	2,620
Net cash from operating activities	2,115,866
Cash flows from investing activities:	-
Cash flows from financing activities:	
Distributions to member	(1,720,000)
Increase in cash	395,866
Cash at beginning of the period	115,975
Cash at end of the period	$ 511,841

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition services for its clients.

The Company had contract liabilities in the amount of $20,500 at June 30, 2020.

Revenue from Contracts with Customers:

Revenues from contracts with customers includes advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company typically enters into contracts with customers calling for a retainer and a success fee. Success fee revenue is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). Success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned. Retainers are recognized as performance obligations are met. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company had contract liabilities in the amount of $20,500 at June 30, 2020.

Accounts Receivable:

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes:

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2020, the Company had net capital of $362,486, which was $352,529 in excess of its required net capital of $9,957. The Company's net capital ratio was .41 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurred charges for management services (including administrative, facility and preparation fees) from an affiliated entity under common ownership in the amount of $189,114 for the year ended June 30, 2020. The amount due to the related party as of June 30, 2020 was $121,150. Because there is common ownership of the entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company at June 30, 2020 has no unfulfilled contracts, commitments or contingencies.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued, and no events have been identified which require disclosure.

W.G. SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2020

SCHEDULE I

W.G. SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2020

AGGREGATE INDEBTEDNESS:		
Unearned revenue	$ 20,500	
Accounts payable and accrued expenses	7,705	
Due to related party	121,150	
	$ 149,355	
NET CAPITAL:		
Member's capital		$ 382,486
ADJUSTMENTS TO NET CAPITAL		(20,000)
NET CAPITAL AS DEFINED		$ 362,486
NET CAPITAL REQUIREMENT:		9,957
NET CAPITAL IN EXCESS OF REQUIREMENT:		$ 352,529
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.41 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 370,191
Net audit adjustments	12,295
Increase in nonallowable assets	(20,000)
Net capital per above	$ 362,486

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

W.G. SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2020

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Sole Member
of W.G. Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by W.G. Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating W.G. Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. W.G. Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion respectively, on W.G. Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of W.G. Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Norwood, Massachusetts
August 27, 2020

W.G. SECURITIES, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2020

1/27/2020	SIPC, Washington DC	$ 2,142.00
8/14/2020	SIPC, Washington DC	$ 1,328.00

See independent accountant's agreed upon procedure report on schedule of assessment and payments.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of W.G. Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) W.G. Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which W.G. Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) W.G. Securities, LLC stated that W.G. Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. W.G. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
August 27, 2020

WG Securities, LLC
Exemption Statement
June 30, 2020

- WG Securities, LLC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- WG Securities, LLC did not hold any customer funds or securities at any time during the year.
- WG Securities, LLC met the identified exemption provisions throughout the reporting period of July 1, 2019 thru June 30, 2020 without exemption.

Lawrence Reinharz
Member